FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number    000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic to focus on casino, branded games for renewed profitability

With rapid signing of new Internet casino customers, CryptoLogic set to strike partnership with large poker network

October 20, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a leading software developer to the global Internet gaming market, announced today that it is embarking on a focused strategy centred on its highly successful Internet casino business, as exemplified by today’s licensing of casino games to PartyGaming Plc.

The strategy leverages the company’s fast-growing list of new customers, acknowledged leadership in casino games, and a pending partnership with one of the world’s largest poker networks to achieve substantial revenue growth while reducing annual operating expenses by $12- $15 million.

“For several months, CryptoLogic has been both assessing the changing market and looking at what we do best – and the result is a clear strategy for enhanced profitability,” said Brian Hadfield, CryptoLogic’s President and CEO. “It’s a strategy that will focus on CryptoLogic’s core strengths: developing the most innovative games, licensing our acclaimed casino software to top gaming sites, and leveraging our lead in branded content by partnering with the world’s top entertainment brands.”

In 2008 alone, CryptoLogic has announced nine new customers, including today’s major announcement with PartyGaming Plc, and has a healthy pipeline of pending opportunities.

CryptoLogic’s new strategy includes:

•

Casino licensing: Internet casino is by far CryptoLogic’s most profitable business, and the company expects significant revenue growth from this segment in 2009. CryptoLogic will continue to sell customized casino solutions to both established and emerging gaming brands.

•

New channels for CryptoLogic games: With the highest-rated casino games on the market, CryptoLogic has found attractive opportunities selling its leading games to other top brands, such as 888.com and PartyGaming. These and other large global gaming sites offer significant revenue potential for 2009 and beyond.

•

Branded content: The company has been a pioneer in taking top entertainment brands – from legendary superheroes to world-famous video and casual games -- and converting them into highly popular and profitable casino products. CryptoLogic will focus and build on this expertise.

•	Poker partnership: CryptoLogic is in detailed discussions with another major poker network to increase liquidity while reducing expenses substantially.

•	New markets: The company will continue to develop its business and manage its recent investments and new relationships in China, Korea and Singapore to achieve long-term growth.

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353) 1 234.0400

Boasting more than 200 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today. From popular casual games such as Sudoku, Cubis, and Bejeweled to multi-bonus and multi-jackpot games featuring some of the world’s most famous action and entertainment characters, CryptoLogic has earned rave reviews from industry peers and players alike. In 2008, CryptoLogic earned Gambling Online Magazine’s Top Casino Software award for the third consecutive year. Based on the votes of players around the world, it is widely considered the industry’s top honour.

CryptoLogic management will provide full details about the company’s strategy and 2009 outlook on the occasion of the company’s Q3 earnings announcement in mid-November.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Karen Passmore, ext 228 kpassmore@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.